Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

BioLargo, Inc. and Subsidiaries

We consent to the incorporation in this Registration Statement on the Form S-1 of BioLargo, Inc. and Subsidiaries (the “Company”) of our report dated March 30, 2016, relating to our audits of the Company’s consolidated financial statements as of December 31, 2015 and 2014 and for the years then ended, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

Our report dated March 30, 2016 contains an explanatory paragraph that states the Company has suffered recurring losses, negative cash flows from operations and has limited capital resources. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    HASKELL & WHITE LLP

Irvine, California

January 24, 2017